SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2015
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: August 12, 2015

List of materials

Documents attached hereto:

i) Press release announcing: Determination of Number of New Shares to be Issued pursuant to the Capital Increase by Way of Third-Party Allotment

August 12, 2015
Sony Corporation

Determination of Number of New Shares to be Issued
pursuant to the Capital Increase by Way of Third-Party Allotment

Sony Corporation hereby announces that, with respect to the issuance of new shares by way of third-party allotment decided upon by the Representative Corporate Executive Officer, President & CEO of Sony Corporation on June 30, 2015, Sony Corporation has been notified by the allottee that it will subscribe for all of the shares planned to be issued. The details are as set forth below.

(1)	Number of New Shares to be Issued	4,800,000 shares (Number of Shares Planned to be Issued: 4,800,000 shares)
(2)	Amount to be Paid	¥ 15,741,312,000 (¥ 3,279.44 per share)
(3)	Amount of Stated Capital to be Increased	¥ 7,870,656,000 (¥ 1,639.72 per share)
(4)	Amount of Additional Paid-in Capital to be Increased	¥ 7,870,656,000 (¥ 1,639.72 per share)
(5)	Subscription Period (Subscription Date)	Monday, August 17, 2015
(6)	Payment Date	Tuesday, August 18, 2015

<Reference>

1.
The capital increase by way of third-party allotment described above was decided upon by the Representative Corporate Executive Officer, President & CEO of Sony Corporation on June 30, 2015, together with the issuance of new shares through the Japanese public offering and the international offering, the secondary offering of shares of Sony Corporation (secondary offering to cover over-allotments) and the issuance of the 130% callable unsecured convertible bonds with stock acquisition rights (6th series) (with an inter-bond pari passu clause).

For further details on the capital increase by way of third-party allotment, see the releases titled “Issuance of New Shares, Secondary Offering of Shares to Cover Over-allotments, and Issuance of Convertible Bonds with Stock Acquisition Rights” announced on June 30, 2015 and “Determination of Offer Price of Shares and Conversion Price of Convertible Bonds with Stock Acquisition Rights” announced on July 13, 2015.

2.	Total number of issued shares before and after the issuance of new shares pursuant to the capital increase by way of third-party allotment:

Current total number of issued shares:	1,257,362,260 shares (as of July 31, 2015)
Number of shares to be newly issued by the issuance of new shares by way of third-party allotment:	4,800,000 shares
Total number of issued shares after the issuance of new shares by way of third-party allotment:	1,262,162,260 shares

Note: This press release does not constitute an offer of securities for sale in the United States. The securities referred to above have not been and will not be registered under the U.S. Securities Act of 1933 (the “Securities Act”). The securities referred to above may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act. The securities referred to above will not be publicly offered or sold in the United States.

3.	Use of proceeds

Sony Corporation expects to receive net proceeds of approximately 300 billion yen from the Japanese public offering, the international offering and the capital increase by way of third-party allotment (collectively, the “Global Offering of Common Stock”), after deducting estimated offering expenses payable by Sony Corporation, of which approximately 15 billion yen is net proceeds from this capital increase by way of third-party allotment and approximately 284 billion yen is net proceeds from the Japanese public offering and the international offering, which were decided upon by the Representative Corporate Executive Officer, President & CEO of Sony Corporation on the same day as that for the capital increase by way of third-party allotment. Sony Corporation intends to use approximately 188 billion yen of the net proceeds from the Global Offering of Common Stock to fund capital expenditures in the Devices segment and the remainder to fund research and development expenditures in the Devices segment.

For further details on the use of proceeds, see the release titled “Issuance of New Shares, Secondary Offering of Shares to Cover Over-allotments, and Issuance of Convertible Bonds with Stock Acquisition Rights” announced on June 30, 2015.

End of Document

Note: This press release does not constitute an offer of securities for sale in the United States. The securities referred to above have not been and will not be registered under the U.S. Securities Act of 1933 (the “Securities Act”). The securities referred to above may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act. The securities referred to above will not be publicly offered or sold in the United States.